

Mail Stop 3720

April 14, 2016

Ram Krishnan
Chief Executive Officer
NTN Buzztime, Inc.
2231 Rutherford Road, Suite 200
Carlsbad, California

> **Re: NTN Buzztime, Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed April 7, 2016**
> **File No. 001-11460**

Dear Mr. Krishnan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Proposal 3
Amendment of Our Restated Certificate of Incorporation to Effect a Reverse Stock Split Immediately Followed by a Forward Stock Split of Our Outstanding Common Stock, page 8

1. We note the company intends to engage in a reverse split of the outstanding common stock at an exchange ratio of 1-for-100 and, then, immediately following the reverse split, forward split the common stock at a ratio between 2-for-1 and 4-for-1. Please expand your disclosure under this proposal to discuss why the board is taking this approach rather than requesting a range for the reverse split bring the outstanding shares to the desired amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications